Tomichi Creek Outfitters

January 2, 2014

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Tomichi Creek Outfitters
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-190727

Dear Mr. Dobbie:

Tomichi Creek Outfitters submits this letter to you in response to your letter of December 12, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

Please update your financial statements to comply with Rule 8-08 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company has updated our financial statements to comply with Rule 8-08 of Regulation S-K.

COMMENT:

Summary Information and Risk Factors, page 4

2.

We note your response to our prior comment 2.  Please reconcile your disclosure on page 5 that your burn rate has been “approximately $1,270 per month since inception” with your disclosure that your cash on hand has decreased by $1,774 in total over the past four months.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the Summary Financial Information and Risk Factors section in the amended filing to reflect the updated financial statement information and address the Staff’s comments.

COMMENT:

Liquidity, page 38

3.

Please reconcile your statement here that your cash on hand is sufficient to meet the company’s obligations for the next six months with your disclosure on page 5 that your cash on hand may only last two more months given your current burn rate.

 RESPONSE:

We acknowledge the Staff’s comment and the Company has reconciled our statement about our cash on hand.  We have provided below a copy of the “Liquidity” discussion as it now appears in the amended filing.

LIQUIDITY

As of October 31, 2013, we are not aware of any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increases or decreases in our liquidity.

As of October 31, 2013 the Company has $477 cash on hand.  This cash is estimated to be insufficient for the Company to meet its obligations for the next twelve months.  It is estimated that the cash on hand will be insufficient to meet current obligations for the subsequent three months. There will be minimal financial obligations until the Company can initiate its planned raise. The Company’s main obligations during this time will occur quarterly for accounting, audit review and public filing requirements.  While the Company completes the registration process and completes the raise; our President, Mr. Gindro has agreed to provide funds to the Company to further its business plans.  We anticipate the costs of these obligations could total approximately $9,000 and these advances will not be repaid from the raised funds.  We estimate $9,000 is sufficient to keep the Company in compliance with regulatory agencies and meet its obligations to prudently further the business of the Company for the 180 date period the raise may take.  While management estimates $9,000 for such costs; there is no maximum amount of funds that Mr. Gindro has agreed to provide.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeremy Grindro

Jeremy Gindro

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